UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
                               _____________

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                          (Amendment No. 13)*[FN]

                          Regency Equities Corp.
______________________________________________________________________
_
                             (Name of Issuer)

                               Common Stock
______________________________________________________________________
_
                      (Title of Class of Securities)

                                 75885510
______________________________________________________________________
_
                              (CUSIP Number)

         David M. Taylor, Treasurer, First Lincoln Holdings, Inc.
         3 Christina Center, Suite 1004, 201 North Walnut Street,
                  Wilmington, DE  19801    (302) 429-4900
______________________________________________________________________
_
                  (Name, Address and Telephone Number of
         Person Authorized to Receive Notices and Communications)

                               May 13, 1996
                        ---------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to
report the acquisition which is the subject of this Schedule 13D, and is
filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
     _
box /_/.
                                                                     _
Check the following box.  If a fee is being paid with the statement
/_/.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

<F1>*     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
     Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE

                               SCHEDULE 13D
CUSIP No. 75885510                                      Page 2 of 20
Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     First Lincoln Holdings, Inc. (I.D. # 95-2508211)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)
/__/
                                                                 (b)
/X/

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     WC, AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) Or 2(e)                                       __
                                                                /__/

     N/A

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Corporation organized under the laws of the State of Delaware


    Number    |  7    Sole Voting Power
              |
   of Shares  |       985,000 shares
              |
 Beneficially |  8    Shared Voting Power
              |
   Owned By   |       33,112,125 shares
              |
     Each     |  9    Sole Dispositive Power
              |
   Reporting  |       985,000 shares
              |
    Person    |  10   Shared Dispositive Power
              |
     With     |       33,112,125 shares


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     34,097,125 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
                                                                 __
                                                                /__/

     N/A

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.06

14   TYPE OF REPORTING PERSON*

     HC, CO
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D
CUSIP No. 75885510                                      Page 3 of 20
Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Evergreen Acceptance Corporation (I.D. #95-3763346)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)
/__/
                                                                 (b)
/X/

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     WC, AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) Or 2(e)                                        _
                                                                 /_/

     N/A

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Corporation organized under the laws of the State of Delaware


    Number    |  7    SOLE VOTING POWER
              |
   of Shares  |       0 shares
              |
 Beneficially |  8    Shared Voting Power
              |
   Owned By   |       33,112,125 shares
              |
     Each     |  9    Sole Dispositive Power
              |
   Reporting  |       0 shares
              |
    Person    |  10   Shared Dispositive Power
              |
     With     |       33,112,125 shares


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     33,112,125 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                     __
                                                                /__/

     N/A

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     37.97

14   TYPE OF REPORTING PERSON*

     CO
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

     CUSIP No. 75885510                                   Page 4 of 20
Pages


          This Amendment No. 13 to the Schedule 13D amends and restates in its entirety the Statement on Schedule 13D and all amendments thereto (the
"Schedule") filed by First Lincoln Holdings Inc., a Delaware corporation
("First Lincoln") previously known as First Executive Corporation and Evergreen Acceptance Corporation, a Delaware corporation ("Evergreen") relating to the common stock, par value $.01 per share of Regency Equities
Corp., a Delaware corporation, as specifically set forth below.

          Item 1.   Security And Issuer.
                    -------------------
          This Statement relates to the common stock, par value $.01 per share ("Common Stock") of Regency Equities Corp., ("Regency"), a Delaware corporation. The principal executive officers of Regency are located at
3660 Wilshire Boulevard, Suite 336, Los Angeles, California  90010.

          Item 2.   Identity And Background.
                    -----------------------

          First Lincoln is a Delaware corporation whose principal business is a holding company owning subsidiaries engaged in the underwriting of life insurance. First Lincoln's principal office is located at 3 Christina Center, Suite 1004, 201 N. Walnut Street, Wilmington, Delaware 19801.

In
the past five years, First Lincoln has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In the past five years, First Lincoln was not a party to a civil proceeding or judicial or administrative body as a result of which it was subject to a judgment, decree or final order in joining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          Evergreen is a Delaware corporation which is a holding company.
Evergreen's principal place of business and principal office are located at
3 Christina Center, Suite 1004, 201 N. Walnut Street, Wilmington,
Delaware
19801. In the past five years, Evergreen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
In the past five years, Evergreen was not a party to a civil proceeding or judicial or administrative body as a result of which it was subject to a judgment, decree or final order in joining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                               First Lincoln
                               -------------

Name            Address                 Present Occupation
- ----            -------                 ------------------

Martin Oliner   3 Christina Center      Director, Chairman of the
                Suite 1004              Board, and Chief Executive
                201 North Walnut St.    Officer of First Lincoln;
                Wilmington, DE 19801    Attorney-at-Law
                                        375 Park Avenue
                                        New York, New York

Marie E.        3 Christina Center      Director, Vice-Chairman of the
Collins         Suite 1004              Board of Lincoln Holdings;
                201 N. Walnut St.       Attorney-at-Law
                Wilmington, DE 19801    3000 Post Oak Boulevard
                                        Houston, Texas

David M.        3 Christina Center      Treasurer and Assistant
Taylor          Suite 1004              Secretary of First Lincoln
                201 North Walnut S.
                Wilmington, DE 19801
PAGE

                               SCHEDULE 13D

                CUSIP No. 75885510                      Page 5 of 20
Pages




                                 Evergreen
                                 ---------

Name            Address                 Present Occupation
- ----            -------                 ------------------

Martin Oliner   3 Christina Center      Director, Chairman of the
                Suite 1004              Board, and Chief Executive
                201 North Walnut St.    Officer of Evergreen;
                Wilmington, DE 19801    Attorney-at-Law
                                        375 Park Avenue
                                        New York, New York

Marie E.        3 Christina Center      Director, Vice-Chairman of the
Collins         Suite 1004              Board of Evergreen;
                201 North Walnut St.    Attorney-at-Law
                Wilmington, DE 19801    3000 Post Oak Boulevard
                                        Houston, Texas

David M.        3 Christina Center      Director and Treasurer
Taylor          Suite 1004              Evergreen
                201 North Walnut St.
                Wilmington, DE 19801

          Item 3.   Source And Amount Of Funds Or Other Consideration.
                    -------------------------------------------------

          It is anticipated that, if First Lincoln and/or Evergreen purchase additional shares of Common Stock, the purchase price of such shares will be paid for from working capital of First Lincoln and/or Evergreen.

          Item 4.   Purpose Of The Transaction.
                    --------------------------

          First Lincoln and Evergreen have reached an agreement in principle with Warren G. Lichtenstein, Lawrence Butler, Jack Howard, Ronald LaBow,
Steel Partners II, LP, Richard Sandler, the Regency Shareholders Committee and Steel Partners II, LP and members of a group affiliated with them (the
"Selling Stockholders") to settle certain claims arising out of the proxy contest in connection with the 1995 Annual Meeting of Stockholders of Regency (the "Proxy Contest"). The proposed settlement, if consummated, would result in (i) First Lincoln and Evergreen purchasing, for a price of
$.05 per share, all shares of Common Stock owned by the Selling Stockholders, (ii) the release by First Lincoln, Evergreen and Regency of all claims against the Selling Stockholders and certain related parties arising out of the Proxy Contest, (iii) the release by Regency of all claims against First Lincoln and Evergreen and certain related parties arising out of the Proxy Contest, (iv) a release by the Selling Stockholders of all claims of any nature against First Lincoln, Evergreen, and certain related parties, and a release by certain of the Selling Stockholders of all claims of any nature against Regency. If First Lincoln and Evergreen were to consummate the proposed settlement and were to purchase all of the shares owned by Selling Stockholders, First Lincoln would own in excess of 90% of the outstanding shares of Common Stock.

          If First Lincoln and/or Evergreen become the owners of a majority or more of the outstanding shares of Common Stock, they intend to review the business and corporate structure of Regency, including the composition of its board of directors, its charter and bylaws, the composition of its management and its business practices in order to determine whether changes in any or all of such matter are appropriate. First Lincoln and/or Evergreen have no present plans to make any of the foregoing changes, but reserve the right to do so after review.
PAGE

                               SCHEDULE 13D


     CUSIP No. 75885510                                 Page 6 of 20
Pages


          First Lincoln and/or Evergreen reserve their right to acquire additional shares of Common Stock, either on the open market, in privately negotiated transactions, or through a tender offer, merger or other extraordinary transaction. First Lincoln and/or Evergreen have no present plans to engage in any of the potential transactions described in this paragraph.

          Item 5.   Interest In Securities Of The Issuer.
                    ------------------------------------

          The aggregate number of shares of Common Stock beneficially owned by First Lincoln is 34,097,125, which represents 39.06% of the Common Stock.
Of this aggregate number, First Lincoln is the record owner of 985,000 shares of Common Stock and Evergreen, a wholly-owned subsidiary of First
Lincoln, is the record owner of 33,112,125 shares of Common Stock.

          Neither Evergreen nor First Lincoln has made any purchases or sales of Common Stock within the last 60 days.

          Item 6.   Contracts, Arrangements, Understandings Or
Relationships

- --------------------------------------------------------
                    With Respect To Securities Of The Issuer.
                    ----------------------------------------

          First Lincoln and Evergreen have agreed in principle to the settlement described in Item 4. The description of that agreement in principle set forth in Item 4 is incorporated herein by reference.

          Item 7.   Material To Be Filed As Exhibits.
                    --------------------------------

          Exhibit 1 -- Form of Stock Purchase Agreement.
PAGE

                               SCHEDULE 13D

     CUSIP No. 75885510                                 Page 7 of 20
Pages



          After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  May 13, 1996               FIRST LINCOLN HOLDINGS, INC., a
                                   Delaware corporation



                                   By   s/ David M. Taylor
                                     ---------------------------------
                                        David M. Taylor, Treasurer


          After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  May 13, 1996               EVERGREEN ACCEPTANCE
                                   CORPORATION, a Delaware corporation



                                   By    s/David M. Taylor
                                     ---------------------------------
                                         David M. Taylor, Treasurer
PAGE

                         STOCK PURCHASE AGREEMENT
                         ------------------------


          STOCK PURCHASE AGREEMENT made this _____ day of ________,
1996, by
and among Evergreen Acceptance Corporation, a Delaware corporation with an
address at 3 Christina Center, Suite 1004, 201 North Walnut Street, Wilmington, Delaware 19801 ("Purchaser"), each of the persons set forth on
Schedule 1 attached hereto (each a "Seller") (collectively, the
"Sellers");
and Regency Equities Corp., a Delaware corporation with an address at
3660
Wilshire Boulevard, Suite 336, Los Angeles, California 90010
("Regency").

                           W I T N E S S E T H:
                           - - - - - - - - - -


          WHEREAS, each Seller owns the number of shares listed as owned by that Seller on Schedule 1 hereto of the common stock, $.01 par value ("Common Stock"), of Regency (such shares being referred to herein, as to each Seller, as the "Seller's Shares");

          WHEREAS, each Seller desires to sell to Purchaser, and Purchaser desires to purchase from each Seller, that Seller's Shares, on the terms and conditions set forth herein;

          NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the parties hereto hereby agree as follows:

          1.   Sale and Purchase.  Each Seller hereby agrees to sell
to
               -----------------
Purchaser and Purchaser hereby severally agrees to purchase from each Seller that Seller's Shares upon and subject to the terms and conditions hereinafter set forth.

          2.   Purchase Price.  The purchase price for each Seller's
Shares
               --------------
shall be five cents ($.05) (the "Purchase Price").

          3.   Closing.
               -------

               (a) Subject to the provisions of Section 9, the closing (the
"Closing") of the sale and purchase of the Seller Shares shall take place at the law offices of Morris, Nichols, Arsht & Tunnell ("Escrow Agent") on
___________, 1996, or at such place and time as the Purchaser and Sellers may decide but in no event later than ________, 1996 at 10:00 a.m. (the
"Closing Date").

               (b)  On or before the Closing Date:

                    (1) Each Seller shall deliver to Escrow Agent for the benefit of Purchaser a copy of this Stock Purchase Agreement duly executed by such Seller.

                    (2) Purchaser shall deliver to Escrow Agent for the benefit of each Seller copies of this Stock Purchase Agreement duly executed by Purchaser.

                    (3) Regency shall deliver to Escrow Agent for the benefit of Purchaser and each Seller copies of this Stock Purchase Agreement duly executed by Regency.

                    (4) Each Seller shall deliver to Escrow Agent for the benefit of Purchaser, free and clear of all security interests, liens, claims, proxies, charges, encumbrances and options and voting or other restrictions of any nature whatsoever other than restrictions imposed by federal and/or state securities laws (collectively, "Encumbrances"), one or more certificates representing the Seller's Shares to be purchased by Purchaser and duly executed stock powers in blank applicable thereto.

                    (5) Purchaser shall deliver to Escrow Agent for the benefit of each Seller a certified or bank check in the amount equal to (x) the number of Seller's Shares being sold by that Seller hereunder times (y) the Purchase Price.

                    (6) Regency shall deliver to Escrow Agent for the benefit of Purchaser a letter to be delivered to Regency's transfer agent, in form acceptable to Purchaser, instructing such transfer agent to issue stock certificates of Common Stock of Regency to Purchaser in the aggregate number of Seller's Shares purchased hereunder.

                    (7) Regency shall deliver to Escrow Agent for the benefit of each person listed on Schedule 2 hereto a check in the amount listed as payable to that person on Schedule 2 hereto, constituting reimbursement of that person's actual and reasonable proxy expenses incurred in the solicitation of proxies for the election of directors at Regency's
1995 Annual Meeting of Stockholders; provided, however, that (a) the aggregate amount payable by Regency to all such persons shall not exceed
$150,000 and (b) Regency shall be obligated to any such person's expenses only if such person has delivered to Escrow Agent for the benefit of Regency documentation of such expenses in reasonable detail (in Regency's reasonable judgment).

          4.   Representations and Warranties of Seller.  Each Seller
               ----------------------------------------
represents and warrants to Purchaser and Regency as follows:

               (a) Seller is the beneficial owner of the Seller's Shares, and has full legal right, power and authority to sell to Purchaser the Seller's Shares as contemplated hereby. Each Seller expressly warrants that, upon delivery of the certificates for the Seller's Shares as contemplated hereunder, Purchaser will acquire ownership of the Seller's
Shares free and clear of any Encumbrances or any other claims whatsoever, whether by Seller or other person.

               (b) Seller does not own, directly, indirectly or through
"affiliates" or "associates" (as those terms are defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended, 17 C.F.R.
Section 240.12b-2) or have the right to acquire any shares of Common Stock other than Seller's Shares.

               (c) Seller has full legal right, power and authority to execute and deliver, enter into and perform under this Stock Purchase Agreement, and the execution and delivery of this Stock Purchase Agreement by Seller and the consummation by Seller of the transactions contemplated hereby have been duly authorized by all necessary action on behalf of Seller. This Stock Purchase Agreement has been duly executed and delivered by Seller and constitutes a legally valid and binding agreement of Seller, enforceable against Seller in accordance with its terms.

               (d) The execution and delivery of this Stock Purchase Agreement and the consummation by Seller of the transactions contemplated hereby do not conflict with or constitute a breach or violation of or default (or an event which, with notice or lapse of time or both, would constitute a default) under the certificate of incorporation or bylaws of
Seller (if Seller is a corporation), or any statute, law, regulation, order or decree applicable to Seller or any contract, commitment, agreement, arrangement or restriction of any kind to which Seller is a party or by which it is bound.

               (e) No permit, consent, approval or authorization of, or declaration, filing or registration with, or the giving of notice to, any public body or authority or other person, firm or entity is necessary in connection with the execution and delivery by Seller of this Stock Purchase
Agreement or the consummation by Seller of the transactions contemplated hereby.

               (f) Seller is a sophisticated seller with respect to the
Seller's Shares and has adequate information concerning the business and financial condition of Regency and the status and merit of the claims being released herein to make an informed decision regarding entry into this Stock
Purchase Agreement and that he or it has independently and without reliance upon Purchaser, Regency, or any agent acting on behalf of Purchaser or Regency or any affiliate or associate of Purchaser or Regency, and based solely upon such information as he or it has deemed appropriate, made his or its own analysis and decision to enter into this Stock Purchase Agreement.

               (g) Seller is aware that Purchaser may possess material non-public information not known to him or it regarding Regency and its businesses (the "Excluded Information") and that, by the terms hereunder, neither Purchaser, Regency nor any other person or entity shall have any liability to any Seller or any other person with respect to the non-disclosure of the Excluded Information, either before or after the Closing.

               (h) Seller (i) fully understands his or its right to discuss all aspects of this Stock Purchase Agreement with his or its attorneys prior to entering into this Agreement, (ii) to the extent, if any, of his or its desire to do so, has availed himself or itself of this right, (iii) has carefully read and fully understands all of the provisions of this Stock
Purchase Agreement and (iv) is entering into this Stock Purchase Agreement voluntarily and free of any duress or coercion.

               (i) Other than the representations and warranties in this
Stock Purchase Agreement, no party hereto, either directly or through any other person or agent, makes or has made any express or implied representations or warranties in connection with this Stock Purchase Agreement.

          5.   Representations and Warranties of Purchaser.  Purchaser
               -------------------------------------------
hereby represents and warrants to each Seller as follows:

               (a) It has full legal right, power and authority to execute and deliver, enter into and perform under this Stock Purchase Agreement, and the execution and delivery of this Stock Purchase Agreement by it and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on behalf of it. This Stock Purchase
Agreement has been duly executed and delivered by it and constitutes a legally valid and binding agreement of it, enforceable against it in accordance with its terms.

               (b) The execution and delivery of this Stock Purchase Agreement and the consummation by it of the transactions contemplated hereby do not conflict with or constitute a breach or violation of or default (or an event which, with notice or lapse of time or both, would constitute a default) under the certificate of incorporation or bylaws of it, or any statute, law, regulation, order or decree applicable to it or any contract, commitment, agreement, arrangement or restriction of any kind to which it is a party or by which it is bound.

               (c) To the best of its knowledge, no permit, consent, approval or authorization of, or declaration, filing or registration with, or the giving of notice to, any public body or authority or other person, firm or entity is necessary in connection with the execution and delivery by it of this Stock Purchase Agreement or the consummation by it of the transactions contemplated hereby.

          6.   Covenants of Sellers.  Each Seller covenants and agrees
with
               --------------------
Regency and Purchaser that during the period of ten years following the
Closing, without the prior unanimous written consent of the Purchaser and
Regency, he or it will not take singly, as a partnership or as part of a group, directly or indirectly, through any subsidiary or affiliate, any of the following acts with respect to Regency, its Common Stock or any other debt or equity securities of Regency or its affiliated entities:

               (a) purchase, acquire or own, or offer or agree to purchase, acquire or own, any shares of capital stock or other securities of Regency other than any shares currently owned, or shares issued by Regency except through a corporation registered under the Investment Company Act of 1940;
or

               (b) solicit, or encourage any other entity to solicit proxies or consents of stockholders of Regency, or become a "participant" or otherwise engage in any "solicitation" (as such terms as defined in Regulation 14A under the Securities Exchange Act of 1934, as amended (the
"Exchange Act")), with respect to any matter in opposition to the recommendation of a majority of the members of the Board of Directors of
Regency then in office; or

               (c) acquire or affect, or seek to acquire or affect, control of Regency, or influence or seek to influence the management of Regency, or directly or indirectly participate in or encourage the formation of any group seeking to influence the management of Regency or to acquire or affect control of Regency; or

               (d) permit any entity under his or its control to acquire or offer to acquire or agree to acquire, directly or indirectly, by purchase or otherwise, any capital stock or other securities of Regency; or

               (e) join a partnership, limited partnership, syndicate, or other group within the meaning of Section 13(d) of the Exchange Act for the purpose of acquiring, holding or disposing of any shares of capital stock of
Regency; or

               (f)  initiate, propose or otherwise solicit
stockholders for
the approval of one or more stockholder proposals with respect to Regency, as described in Rule 14a-8 under the Exchange Act; or

               (g) directly or indirectly solicit or encourage, or initiate any communication with any other entity with respect to any proposal for a merger or other business combination involving Regency or for the acquisition of any capital stock of Regency; or

               (h) seek, directly or indirectly, any representation on the
Board of Directors of Regency; or

               (i) deposit any Common Stock in a voting trust or subject them to a voting agreement or other arrangement of similar effect; or

               (j) encourage any person, firm, corporation, group or other entity to engage in any of the actions covered by this Section.

          7.   Conditions Precedent to Purchaser's Obligation.  The
               ----------------------------------------------
obligations of Purchaser hereunder are subject, at the option of Purchaser, to the fulfillment of each of the following conditions at or prior to the
Closing (at Purchaser's sole discretion, Purchaser may waive any or all such conditions with respect to any or all Sellers and/or Regency):

               (a) All representations and warranties of each Seller shall be true and correct at the time of Closing as though such representations and warranties were made at such time.

               (b)  Each of Warren G. Lichtenstein, Lawrence Butler,
Jack
Howard, Ronald LaBow, Steel Partners II, L.P., a Delaware limited partnership ("Steel"), Richard Sandler ("Sandler") and the Regency Shareholders Committee shall deliver to Escrow Agent for the benefit of
Purchaser, Martin Oliner ("Oliner") and First Lincoln Holdings, Inc.
("First
Lincoln") a general release in the form annexed hereto as Exhibit A.
                                                          ---------

               (c)  Each of Warren G. Lichtenstein, Lawrence Butler,
Jack
Howard, Ronald LaBow, Steel Partners II, L.P., a Delaware limited partnership ("Steel"), Richard Sandler ("Sandler") and the Regency Shareholders Committee shall deliver to Escrow Agent for the benefit of
Regency a general release in the form annexed hereto as Exhibit B.
                                                        ---------

               (d)  Regency shall deliver to Escrow Agent for the
benefit of
Purchaser a general release in the form annexed hereto as Exhibit C.
                                                          ---------

               (e) Each Seller shall deliver to Escrow Agent for the benefit of Purchaser an opinion of legal counsel, reasonably acceptable to
Purchaser, substantially in the form attached hereto as Exhibit D.
                                                        ---------

               (f) Each Seller (other than those referenced in Section 7(b) hereof) shall deliver to Escrow Agent for the benefit of Purchaser, Oliner and First Lincoln a general release in the form annexed hereto as Exhibit E.

- ---------

          8.   Conditions Precedent to Sellers.  The obligations of
each
               -------------------------------
Seller hereunder are subject, at the option of such Seller, to the fulfillment of each of the following conditions at or prior to the Closing
(at each Seller's sole discretion, such Seller may waive any or all such conditions):

               (a) All representations and warranties of the Purchaser contained herein shall be true and correct at the time of Closing as though such representations and warranties were made at such time.

               (b)  Purchaser, Oliner and First Lincoln shall deliver
to
Escrow Agent for the benefit of such Seller a general release in the form
annexed hereto as Exhibit F.
                  ---------

               (c)  Regency shall deliver to Escrow Agent for the
benefit of
such Seller a General Release in the form annexed hereto as Exhibit G.
                                                            ---------

          9.   Release of Escrow; Rights of Escrow Agent.
               -----------------------------------------

               (a) The documents and funds referenced in Sections 3, 7 and
8 are referred to herein collectively as the "Escrow Documents" and each individually as an "Escrow Document." Upon delivery, on or before the Closing Date, of each of the Escrow Documents to Escrow Agent as provided herein and the satisfaction or valid waiver of each of the conditions precedent set forth in Sections 7(a) and 8(a) hereof, Escrow Agent shall deliver each of the Escrow Documents to the party for whose benefit Escrow
Agent holds such Escrow Document as provided in Sections 3, 7 and 8 hereof.
The conditions precedent set forth in Sections 7(a) and 8(a) shall be deemed satisfied unless Escrow Agent shall receive written notice on or before the
Closing Date that any such condition precedent has not been satisfied.

In
the event that delivery of each the Escrow Documents is not made to Escrow
Agent as provided herein or the conditions precedent set forth in Section
7(a) or 8(a) hereof are not satisfied or validly waived, in either case, with respect to the sale of the Seller's Shares as to any Seller, Escrow
Agent shall return all of the Escrow Documents with respect to such sale to the party initially delivering the same, which delivery will be made by
Escrow Agent as provided in subsection 10(j) hereof. The parties hereto acknowledge and agree that in the event all of the Escrow Documents are not delivered to the Escrow Agent on or before the Closing Date as provided herein and the conditions precedent set forth in Sections 7(a) and 8(a)
hereof are not satisfied or validly waived by the Closing Date, then the
Closing may take place with respect to those Seller's Shares as to which such deliveries have been made and such conditions satisfied or validly waived without any obligation to close on the purchase and sale of any other
Seller's Shares. Upon delivery or return of the Escrow Documents as provided in this Section 9, Escrow Agent shall have no further obligation under this Stock Purchase Agreement with respect to the Escrow Documents or otherwise and Escrow Agent and its agents, employees, successors and assigns shall, without any further action, be released and forever discharged by each of the parties hereto from and against all claims, liability, costs and expenses relating to or arising under this Stock Purchase Agreement or Escrow Agent's performance of its obligations hereunder.

               (b) Escrow Agent shall be under no duty to make any investi-gation whatsoever regarding the authenticity or truth or falsity of any notice, demand, certificate, or other document delivered to it pursuant to this Stock Purchase Agreement. Escrow Agent shall not be liable for any error of judgment or for any act done or step taken or omitted by it in good faith or for any mistake of fact or law, except its own willful misconduct.
Escrow Agent shall have the right, at its sole discretion, to deliver the
Escrow Documents (or any part thereof) into a court of competent jurisdiction pursuant to relevant statutes and to commence an action for a declaratory judgment, in the nature of interpleader or otherwise, in order to obtain a judicial determination as to the party legally entitled to receive delivery of such Escrow Documents. Purchaser agrees to reimburse
Escrow Agent for Escrow Agent's costs and expenses, including reasonable attorneys' fees (either paid to retain attorneys or representing the fair value of legal services rendered by Escrow Agent to itself), and to indemnify Escrow Agent and hold it harmless against any loss or liability incurred as a result of Escrow Agent's services as such hereunder or of any dispute or litigation (including any proceeding commenced by Escrow Agent) concerning the parties' rights under the Escrow Documents and this Stock
Purchase Agreement. Escrow Agent shall be permitted to act as counsel for one or more of the parties hereto in any dispute as to the release or delivery of any funds or instruments or documents held by Escrow Agent or any other dispute between the parties or in any other matter whatsoever, whether or not Escrow Agent is in possession of any funds or instruments or documents delivered to it pursuant to this Stock Purchase Agreement and whether or not Escrow Agent continues to act as such hereunder.

          10.  Miscellaneous.
               -------------

               (a) If any term or provision of this Stock Purchase Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Stock
Purchase Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

               (b) Each party hereto shall pay its own costs and expenses incurred in connection with this Stock Purchase Agreement and the transactions contemplated hereby, provided Escrow Agent shall be entitled to the payments of costs, expenses and fees as provided in Section 9 hereof.

               (c) This Stock Purchase Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties hereto and their respective successors. This Stock Purchase Agreement shall not be assignable by any party without the prior written consent of the other parties hereto.

               (d) This Stock Purchase Agreement may not be modified, amended, altered or supplemented except by a written agreement signed by
Purchaser, each Seller and Regency, which shall be authorized by all necessary action of each party.

               (e) This Stock Purchase Agreement and the Releases and opinion of counsel referred to herein and annexed as exhibits hereto contain the entire understanding of the parties with respect to its subject matter and supersede all prior agreements and understandings with respect to its subject matter. There are no restrictions, agreements, promises, warranties, covenants or undertakings other than those expressly set forth herein with respect to any matter covered herein.

               (f) No failure or delay on the part of any party in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing under this Stock Purchase Agreement are cumulative to, and not conclusive of, any rights or remedies otherwise available.

               (g) This Stock Purchase Agreement and the legal relations among the parties shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to its conflict of laws rules. To the fullest extent permitted by applicable law, each of the parties to this Stock Purchase Agreement hereby irrevocably and unconditionally (i) agrees that any action or proceeding against a party to this Agreement arising out of or relating in any way to the terms of this
Agreement or the exhibits hereto, the validity of this Agreement or the exhibits hereto, or any person's rights under this Agreement or the exhibits hereto, shall be brought only in the Chancery Court of the State of Delaware
(or other appropriate court in the State of Delaware) (the "Delaware Courts"), and not in any other state or federal court in the United States of America or any court in any other country, (ii) consents to submit to the exclusive jurisdiction of the Delaware Courts for purposes of any action or proceeding arising out of or in connection with this Agreement or the exhibits hereto, including without limitation actions challenging the legal validity or enforceability of this Agreement or any of the exhibits hereto,
(iii) agrees, to the extent such party is not a resident of the State of
Delaware, to appoint irrevocably and to maintain an agent in the State of
Delaware as such party's agent for acceptance of legal process in connection with any such action or proceeding against such party with the same legal force and validity as if served upon such party personally within the State of Delaware, and to notify promptly each other party hereto of the name and address of such agent, provided that, in the absence of such notification, such person shall be deemed to have appointed Regency as its agent for acceptance of legal process, and (iv) irrevocably waives, and agrees not to plead or to make, any claim that the Delaware courts lack personal jurisdiction over him or it or that any such action or proceeding brought in any Delaware Court has been brought in an improper or otherwise inconvenient forum.

               (h) This Stock Purchase Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

               (i)  The captions of the Sections of this Stock
Purchase
Agreement have been inserted for convenience only and shall have no substantive effect.

               (j) Any notice or delivery that any party hereto is required or desires to give hereunder to any other party hereto shall be in writing and may be given by hand delivery or by nationally recognized overnight courier or by mailing the same to the other party at the address set forth below (or to such other address as may have theretofore been substituted therefor by written notice to the other party hereto given as herein provided) by certified or registered United States mail, postage prepaid or by confirmed telecopy. Notices and deliveries shall be deemed given as follows: when sent, if sent by telecopy with delivery confirmed (conditioned upon the prompt mailing of the original of such transmission by first-class mail or nationally recognized overnight courier); when delivered and receipted for (or upon the date of attempted delivery where delivery is refused), if hand delivered or delivered by nationally recognized overnight courier; or when receipted for (or upon the date of attempted delivery where delivery is refused or a properly addressed and mailed notice is returned as undeliverable or unclaimed), if sent by certified or registered mail; provided, however, that for the purpose of the delivery of the Escrowed
Documents to Escrow Agent, such delivery shall only be effective upon the receipt by Escrow Agent of such Escrow Documents. Whenever under the terms hereof the time for giving a notice or performing an act falls on a Saturday, Sunday or holiday, such time shall be extended to the next business day. For the purposes of this Stock Purchase Agreement the addresses of the parties hereto shall be as follows until changed in accordance with the terms hereof:

          If to any Seller:

               c/o Steel Partners II, L.P.
               750 Lexington Avenue
               27th Floor
               New York, New York  10022
               Telecopier:  (212) 446-5240
               Attention:  Warren G. Lichtenstein

          with a copy to:

               Olshan Grundman Frome & Rosenzweig
               505 Park Avenue
               New York, New York  10022
               Telecopier:  (212) 755-1467
               Attention:  Steven Wolosky, Esquire

          If to Purchaser:

               3 Christina Center, Suite 1004
               201 North Walnut Street
               Wilmington, Delaware  19801
               Telecopier:  (302) 429-4919
               Attention:  David Taylor

          with a copy to:

               Morris, Nichols, Arsht & Tunnell
               1201 North Market Street
               P.O. Box 1347
               Wilmington, Delaware  19899-1347
               Telecopier:  (302) 658-3989
               Attention:  Kenneth J. Nachbar, Esquire

          If to Regency:

               3660 Wilshire Boulevard, Suite 336
               Los Angeles, California  90010
               Telecopier:  (213) 365-9055
               Attention:  Allan L. Chapman

          with a copy to:

               Tuttle & Taylor
               355 South Grand Avenue
               Los Angeles, California  90071
               Telecopier:  (213) 683-0225
               Attention:  Marc L. Brown, Esquire

          If to Escrow Agent:

               Morris, Nichols, Arsht & Tunnell
               1201 North Market Street
               P.O. Box 1347
               Wilmington, Delaware  19899-1347
               Telecopier:  (302) 658-3989
               Attention:  Kenneth J. Nachbar, Esquire
          IN WITNESS WHEREOF, the parties hereto have caused this Stock
Purchase Agreement to be duly executed as of the day and year first above written.


                                EVERGREEN ACCEPTANCE CORPORATION



                                By:______________________________
                                    Name:
                                    Title:



                                REGENCY EQUITIES CORP.



                                By:______________________________
                                    Name:
                                    Title:









            [Sellers' signatures appear on following page(s).]
PAGE

                                SELLERS:

                                ___________________________________
                                Name:


                                ___________________________________
                                Name:


                                ___________________________________
                                Name:


                                ___________________________________
                                Name:


                                ___________________________________
                                Name:


                                ___________________________________
                                Name:


                                ___________________________________
                                Name:


                                ___________________________________
                                Name:


                                ___________________________________
                                Name:


                                ___________________________________
                                Name:


                                ___________________________________
                                Name:

           [Additional signature pages may be added as needed.]